Exhibit 99.65

Bitfarms Announces 2020 Third Quarter Results Release Date

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--November 13, 2020--Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) will release its 2020 third quarter results on Thursday November 26, 2020 prior to market open. The Company’s senior management will be hosting a webcast presentation at 10:00 AM Eastern Time on November 26, 2020 to discuss Bitfarms’ financial and operating results. To view the webcast presentation, please register using the following link:

https://onlinexperiences.com/Launch/QReg/ShowUUID=24FF76E5-C7B6-45CC-B66D- D650BAAE8D3E

The financial results and presentation will also be available on the Company’s website at www.bitfarms.com

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data center operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Contacts

Mauro Ferrara

Interim Chief Financial Officer and Corporate Secretary Bitfarms Ltd.

+1.514.691-6228

MFerrara@bitfarms.com